UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HILL 50 APPOINTS HARMONY EXECUTIVE AS CHAIRMAN

Johannesburg, 12 March 2002 – Further to Harmony achieving voting power in excess of 50%, Hill 50 has invited Mr Ted Grobicki, executive director responsible for the company's Australian operations, to be Chairman and Director of Hill 50.

Acceptances from Hill 50 shareholders has increased to 59.11% in the ordinary shares of Hill 50 and a relevant interest of 80.56% of the Hill 50 listed options.

Bernard Swanepoel, chief executive, commented, "We are making good progress with the level of acceptances of the Harmony offer. The acceptances to date confirm that the Harmony offer is both full and fair."

The offer to Hill 50 shareholders is scheduled to close on Friday, 15 March 2002.

Ends

For immediate release
Tuesday
12 March 2002
For further details contact:

SOUTH-AFRICA

Bernard Swanepoel
on +27(0)83-303-9922

or

Ferdi Dippenaar
on +27(0)82-807-3684

AUSTRALIA

Ted Grobicki
on +27(0)83-375-4345

or

Peter Bacchus
on +61(0)410-679-736

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27 83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary